Exhibit 99.1

Fitell Corporation Announces Share Consolidation

TAREN POINT, Australia, September 18, 2025, 2025 (GLOBE NEWSWIRE) — Fitell Corporation (Nasdaq: FTEL) (the “Company”), an online retailer of gym and fitness equipment in Australia, today announced that it will effect a share consolidation of its ordinary shares, par value of $0.0001 per share, at a ratio of 1-for-16, with a post-share consolidation par value of $0.0016, effective on September 23, 2025 (the “Share Consolidation”). The Company’s class A ordinary shares are expected to begin trading on a post-consolidation basis at the open of the market session on September 23, 2025. Upon the market opening on September 23, 2025, the Company’s class A ordinary shares will continue to be traded on The Nasdaq Capital Market under the symbol “FTEL” with the new CUSIP number G35150138.

The Share Consolidation is being implemented to ensure the Company meets the minimum bid price requirement for continued listing on The Nasdaq Capital Market, its current exchange. The Share Consolidation was approved by the Company’s shareholders at the Extraordinary General Meeting of Members on April 9, 2025. Subsequently, the Board of Directors fix the effective date of the Share Consolidation as on or about September 23, 2025, on September 4, 2025.

As a result of the Share Consolidation, every sixteen (16) shares of the Company’s ordinary shares will be automatically consolidated into one ordinary share. Outstanding warrants and other outstanding equity rights will be proportionately adjusted to reflect the Share Consolidation. No fractional shares will be issued in connection with the Share Consolidation, and in the event that a shareholder would otherwise be entitled to receive a fractional share upon the Share Consolidation, the number of Shares to be received by such shareholder will be rounded up to one ordinary share in lieu of the fractional share that would have resulted from the Share Consolidation. Shareholders who are holding their shares in electronic form at brokerage firms do not need to take any action, as the effect of the Share Consolidation will automatically be reflected in their brokerage accounts.

The Company’s transfer agent, Vstock Transfer LLC, which is also acting as the exchange agent for the Share Consolidation, will send instructions to shareholders of record who hold stock certificates regarding the exchange of their old certificates for new certificates, should they wish to do so. Shareholders who hold their shares in brokerage accounts or “street name” are not required to take action to implement the exchange of their shares.

About Fitell Corporation

Fitell Corporation, through GD Wellness Pty Ltd (“GD”), its wholly owned subsidiary, is an online retailer of gym and fitness equipment both under its proprietary brands and other brand names in Australia. The company’s mission is to build an ecosystem with a whole fitness and wellness experience powered by technology to our customers. GD has served over 100,000 customers with large portions of sales from repeat customers over the years. The Company’s brand portfolio can be categorized into three proprietary brands under its Gym Direct brand: Muscle Motion, Rapid Motion, and FleetX, in over 2,000 stock-keeping units (SKUs). For additional information, please visit the Company’s website at www.fitellcorp.com.

Forward-Looking Statements

This press release contains “forward-looking statements”. Forward-looking statements reflect our current view about future events and include, but are not limited to, statements regarding the completion of the offering, the satisfaction of customary closing conditions related to the offering, and the intended use of proceeds from the offering. These forward-looking statements involve known and unknown risks and uncertainties, including market and other conditions, and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “could,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “propose,” “potential,” “continue” or similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For more information, please contact:

Chief Financial Officer

Edwin Tam

edwin@gymdirect.com.au

Investor Relations

ir@fitellcorp.com